Exhibit 99.1

MEDIA RELEASE

April 6, 2023

Algoma Steel Releases ESG Position Statement

SAULT STE. MARIE, Ontario, April 6, 2023 — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today released its Environmental, Social, and Governance (“ESG”) Position Statement (the “ESG Position Statement”). Algoma has been undertaking efforts to enhance its approach to ESG and the Company is pleased to be able to share more detail on this work through the publication of its ESG Position Statement.

Algoma aims to be a climate change leader and contributor toward a sustainable and environmentally responsible future for Canadian steel production. The ESG Position Statement describes the foundational role that Algoma’s ESG strategy plays in the Company’s transformation journey and overall corporate strategy, and how ESG practices are embedded into Algoma’s business model. The Statement outlines the Company’s ESG commitments and ESG framework, which include its guiding ESG principles.

As part of Algoma’s commitment to continue to augment its transparency and accountability on ESG, the Company plans to publish its inaugural ESG report (the “ESG Report”) in 2023, which will be designed to align with market-leading, investor-preferred ESG disclosure frameworks, such as the Sustainability Accounting Standards Board and the recommendations of the Task Force on Climate-related Financial Disclosures. The ESG Report will set out the Company’s ESG strategy, and its approach to mitigating ESG risks and capturing ESG opportunities, and provide an update on the Company’s ESG performance.

The full ESG Position Statement can be found on the Company’s website at www.algoma.com.

Michael D. Garcia, Algoma’s CEO stated “I am very excited to share Algoma’s ESG Position Statement. Given the significance ESG plays in the global steel industry, Algoma is committed to ensuring that ESG factors are incorporated into our core strategic objectives to ensure that we are generating value for our investors, employees, local communities, and suppliers and prioritizing long-term sustainability.”

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, and include statements regarding our ESG plans and performance. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the SEC (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

For more information, please contact:

Brenda Stenta

Manager Communications and Branding

Algoma Steel Inc.

Phone: 705.945.2209

Email: brenda.stenta@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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